

September 10, 2013

Via E-mail
Ross W. McCanless, Esq.
Chief Legal Officer
Extended Stay America, Inc.
ESH Hospitality, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

  Re: **Extended Stay America, Inc.**
     ESH Hospitality, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed August 23, 2013
     File No. 333-190052

Dear Mr. McCanless:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will continue to monitor future amendments for updated disclosure in response to comments 15 and 27 in our letter dated August 16, 2013.

2. We note that Smith Travel Research collects and compiles the data used to calculate RevPAR Index. Please revise to clarify whether you exercise discretion in selecting the properties included in the RevPAR index.

Prospectus Summary

Our Business and Growth Strategies, page 4

3.   We have considered your submitted materials in response to comment 5 in our letter dated August 16, 2013. Please tell us whether the pre-renovation results were negatively impacted by renovations and other capital expenditures. If so, tell us why you believe these results are the appropriate baseline for measuring the impact of your capital investments.

We may be liable for indemnification…, page 26

4.   Please supplement your disclosure in this section to reflect that you believe the risk of material indemnification claims to be remote and that you cannot quantify future indemnification obligations, consistent with your response to comment 13 in our letter dated August 16, 2013.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

Footnote (B), page 64

5.   We have read your response to our prior comment 16. We remain unclear how you have determined the acquisition of HVM by New HVM should be accounted for as a reorganization of entities under common control. Please tell us the specific entity that has common control of HVM and New HVM prior to and immediately following the transaction. In your response, explain to us in detail how you determined that entity has control and the guidance you relied upon in making your conclusion. To the extent you have determined that a group of entities have control, tell us whether an agreement exists among these entities to vote interests in concert, the significant terms of that agreement and the date the agreement was signed.

6.   We have considered your response to our prior comment 17. We are uncertain how you intend to account for the acquisition of the Class A common stock of ESH REIT by the company from the sponsors. To the extent you have determined this transaction should be accounted for as a reorganization of entities under common control, please provide us with your analysis detailing the common control relationship that exists prior to and directly after the reorganization transaction. Identify the entity or entities that have control in your response.

7.   We note your response to our prior comment 18. We are continuing to evaluate your response and may have further comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

Footnote (A), page 71

8.   We have considered your response to our prior comment 20. Please provide us with more detailed information regarding the contractual relationship between HVM and ESH REIT which led to HVM being consolidated by ESH REIT. In your response tell us whether the services formally performed by HVM for ESH REIT will be performed by New HVM, and if so explain to us why New HVM will not be consolidated by ESH REIT.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

Critical Accounting Policies, page 119

Equity-Based Compensation, page 121

9.   We note your response to our prior comment 23. We will continue to monitor your amended filing for the requested disclosure as it relates to a discussion of any significant factors contributing to the difference between the value of the profit unit grants and an equivalent number of common shares at the IPO price.

Executive Compensation, page 142

Equity Incentive Awards, page 146

10.   We note your response to our prior comment 26. Please tell us whether your offering is considered a Change of Control Transaction that will result in vesting of certain Profit Units. In addition, please revise your disclosure on page 121 of your filing to disclose the incremental cost that will be recorded as a result of the award modification when known.

Legal Matters, page 218

11.   Please revise to note the Fried Frank tax opinion.

Financial Statements

ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

1. Business, Organization and Basis of Consolidation and Combinations, page F-34

12.   We note your response to our prior comment 34. Please explain to us in greater detail how you determined that ESH REIT and ESH Strategies are both controlled by the Sponsors. In your response tell us whether any one sponsor holds more than a 50% interest in both entities. To the extent no one sponsor holds more than a 50% interest in both entities, tell us whether an agreement to vote shares in concert exists among the sponsors.

15. Equity-Based Compensation, page F-63

13.   We have considered your response to our prior comment 37 and continue to believe that the requested disclosures should be included in your financial statements. Reference is made to paragraph 14.2 of the AICPA Audit and Accounting Guide – Valuation of Privately – Held – Company Equity Securities Issued as Compensation.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

14.   We note your response to prior comment 38. Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Stuart H. Gelfond, Esq.
      Paul D. Tropp, Esq.
      Fried, Frank, Harris, Shriver & Jacobson LLP